Exhibit 99.1

Press Release 11 July 2016 10:00 am CEST

Celyad enters into license agreement with ONO PHARMACEUTICAL CO., LTD. to develop allogeneic

NKR-2 T-cell immunotherapy

•	Celyad grants an exclusive license to ONO for the development and commercialization of Celyad’s unique allogeneic NKR-2 T-cell in Japan, Korea and Taiwan.

•	Celyad also grants to ONO an exclusive option to license its autologous NKR-2 T cell product in the above ONO territories.

•	Total deal value of up to 31.325 JPY B (€282 million or $311.5 million) plus double digit royalties on net sales in ONO territories.

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of cell therapies, today announced an exclusive license agreement with the leading Japanese immuno-oncology company, ONO Pharmaceutical Co., Ltd. (TSE: 4528), for the development and commercialization of Celyad’s allogeneic NKR-2 T-cell immunotherapy in Japan, Korea and Taiwan. This license agreement opens new markets to Celyad and expands the global footprint of its NKR-2 T-cell cancer immunotherapy treatment and potentially for other disease conditions.

Celyad will receive an upfront payment of 1.25 JPY B (€11.25 million or $12.5 million) and is eligible of up to 30.075 JPY B (€270.75 million or $299 million) in development and commercial milestones. Celyad will also receive double digit royalties based on net sales of the licensed product in ONO’s territories.

Under the terms of the agreement, Celyad will continue developing its allogeneic NKR-2 T-cell immunotherapy in the EU and US territories, and ONO will be responsible for future development and commercialization in ONO’s territories (Japan, Korea and Taiwan). Both companies will also explore the opportunity to collaborate to collectively run global registration trials and combination trials. In addition, Celyad grants to ONO an exclusive option to license for development and commercialization of its autologous NKR-2 T cell product in the above ONO territories.

Dr. Christian Homsy, CEO of Celyad, said: “We are very pleased to collaborate with ONO and to activate the development of our NKR-2 T-cell allogeneic platform in Japan, Korea and Taiwan. This license agreement is a great opportunity for Celyad to expand the scope of its immuno-oncology clinical programs and bring this breakthrough science to numerous patients around the world. Further, this license agreement with ONO, the leader in immuno-oncology in Asia, validates our NKR-2 approach and its tremendous potential.”

Georges Rawadi, VP Business Development of Celyad, said: “Celyad surrounds itself with the best immuno-oncology experts in the world to develop its NKR T-cell platform. This is why we have entered this agreement with ONO. Through this commercial license agreement, Celyad aims to expand the clinical and commercial potential of its allogeneic NKR-2 T-cell immunotherapies worldwide.”

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Press Release 11 July 2016 10:00 am CEST

Gyo Sagara, President, Representative Director and CEO of ONO, said: “We are very delighted to collaborate with the leading cell therapy company, Celyad, for its distinct immuno-oncology candidates. Celyad’s NKR-2 is backed by cutting-edge science and we believe that it can be a new therapeutic option for patients who are not cured with existing therapies.”

Conference Call Details

A conference call will be held on Monday, July 11, 2016 at 2:00pm (CEST) / 8:00am (EDT) to review the licensing agreement with ONO Pharmaceutical. Christian Homsy, Chief Executive Officer, will deliver a brief presentation followed by a Q+A session.

Participants are asked to call the assigned numbers approximately five minutes before the conference call begins.

The call can be accessed by dialing the numbers below and using the passcode: 30423803

International:	+44 (0) 1452 584233
Belgium:	024003425
France:	0800947325
UK:	08002795994
US:	1 866 629 0057

About Celyad’s NKR Platform

Celyad is developing a unique Natural Killer Receptor (NKR) based T-Cell platform to target a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Celyad’s lead candidate, NKR-2, is a T-Cell engineered to express the human NK receptor, NKG2D, which is an activating receptor that triggers cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results indicate that NKR-2 has multiple mechanism of actions and goes beyond direct killing by signifying that its encoded T-Cells attack the tumor cells, inhibit the mechanisms that enable tumors to evade the immune system, activate and recruit anti-tumor immune cells and disrupt the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the body develops a long-term cell immune memory against specific tumor antigens of the targeted tumor.

In contrast to traditional CAR-T therapeutic approaches, and based on strong preclinical evidence, Celyad’s current NKR-2 program does not employ patient lymphodepleting pre-conditioning, thereby avoiding the toxicities associated with chemotherapy and allowing the immune system to remain intact.

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Press Release 11 July 2016 10:00 am CEST

Celyad is developing both autologous and allogeneic NKR-2 administrations. For autologous NKR-2, Celyad collects the patient’s own T-Cells and engineers them to express NKG2D in order to target cancer cells effectively. Celyad’s allogeneic platform engineers the T-Cells of healthy donors, that also express TCR Inhibitory Molecules (TIMs), to avoid having the engineered donor cells be rejected by the patient’s normal tissues.

The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

NKR-2 is currently being tested in a Phase I trial in acute myeloid leukemia and multiple myeloma patients. The trial is designed to assess the safety and feasibility of NKR-2, with secondary endpoints including clinical activity. Key research investigations include understanding the persistence of NKR-2 cells within the patient.

About ONO PHARMACEUTICAL CO., LTD.

ONO PHARMACEUTICAL CO., LTD., headquartered in Osaka, Japan, is an R&D-oriented pharmaceutical company committed to create innovative medicines in specific areas. It focuses especially on the oncology and diabetes areas. For more information, please visit the company’s website at http://www.ono.co.jp/eng/index.html

***END***

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 - celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer - T.: +32 (0)2 290 90 90 - gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

ONO Pharmaceutical Co., Ltd.

Corporate Communications public_relations@ono.co.jp

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA and on LinkedIn

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Press Release 11 July 2016 10:00 am CEST

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. The Company utilizes its expertise in cell engineering to target severe diseases with significant unmet need, including cancer. Celyad’s Natural Killer Receptor (NKR) based T-Cell platform has the potential to treat a broad range of solid and liquid tumors. Its lead oncology candidate, NKR-2, is currently being evaluated in a Ph I/II clinical trial. In addition, Celyad has completed a Phase III trial in the EU for its C-Cure cardiovascular disease candidate in ischemic heart failure.

Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2 T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular, it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CathezTM, Celyad, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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